FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of February 2020
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TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
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1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Quarterly Securities Report for The Nine-month Period and Three-month Quarter Ended December 31, 2019 with the Director of the Kanto Local Finance Bureau in Japan on February 13, 2020. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Quarterly Securities Report For The Nine-month Period and Three-month Quarter Ended December 31, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 13, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Quarterly Securities Report
(The third quarter of 143th Business Term)
for The Nine-month Period and The Three-month
Quarter Ended December 31, 2019
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

[Cover]
[Document Filed]	Quarterly Securities Report
[Applicable Law]	Article 24-4-7, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	February 13, 2020
[Fiscal period]	The 3rd quarter of 143th Business Term (from October 1, 2019 to December 31, 2019)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Representative Director, President & Chief Executive Officer Christophe Weber
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(Address of the registered head office)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Head of Global Consolidation and Japan Reporting, Global Finance
Norimasa Takeda
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Nine-month period ended December 31	Nine-month period ended December 31	For the year ended March 31
Term	2018	2019	2019
Revenue	1,380,013	2,519,486	2,097,224
<Three-month period ended December 31>	<499,402>	<859,317>
Profit before tax	208,379	56,008	127,612
Net profit for the period (year)	164,353	42,728	135,080
Net profit (loss) attributable to owners of the Company	164,434	42,517	135,192
<Three-month period ended December 31>	<37,766>	<(32,221)>
Total comprehensive income (loss) for the period (year)	143,970	(44,081)	121,595
Total equity	2,042,578	4,876,219	5,185,991
Total assets	5,767,223	13,031,494	13,792,773
Basic earnings (loss) per share (JPY)	209.87	27.31	140.61
<Three-month period ended December 31>	<48.14>	<(20.68)>
Diluted earnings (loss) per share (JPY)	208.64	27.19	139.82
Ratio of equity attributable to owners of the Company to total assets (%)	35.3	37.4	37.6
Net cash from (used in) operating activities	210,996	484,315	328,479
Net cash from (used in) investing activities	(1,614,035)	255,874	(2,835,698)
Net cash from (used in) financing activities	1,411,973	(861,282)	2,946,237
Cash and cash equivalents at the end of the period (year)	297,873	568,279	702,093

(Note 1)	Revenue does not include the Value Added Tax.

(Note 2)	All amounts shown are rounded to the nearest million JPY.

(Note 3)	The numbers for the nine-month period ended December 31, 2018 and 2019 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.

(Note 4)
Takeda revised the provisional fair value for the assets acquired and the liabilities assumed related to business combinations for the nine-month period ended December 31, 2019. For this reason, the corresponding balances in the Consolidated Financial Statements and related Key Consolidated Financial Data as of March 31, 2019 were retrospectively adjusted. For details, please refer to "Notes to Condensed Interim Consolidated Financial Statements Note 15 Business Combinations".

2. Business Overview
There has been no significant change in our business for the nine-month period ended December 31, 2019.
Changes in number of our group companies were as follows:
During the three-month period ended June 30, 2019, Takeda added 12 subsidiaries and 2 associates accounted for using the equity method while deconsolidated 12 entities from consolidated entities and 2 entities from associates accounted for using the equity method. These changes include an acquisition of Vascular Plazma Kft and its subsidiaries, liquidations of subsidiaries acquired in the Shire acquisition, and a contribution in kind of shares in Axcelead Drug Discovery Partners Inc., which was a former consolidated subsidiary of Takeda, to Drug Discovery Gateway Investment Limited Partnership.
During the three-month period ended September 30, 2019, Takeda deconsolidated 5 entities primarily due to the liquidations of subsidiaries acquired in the Shire acquisition.
During the three-month period ended December 31, 2019, Takeda deconsolidated 13 entities primarily due to the mergers and liquidations of subsidiaries acquired in the Shire acquisition. In addition, Takeda added 2 associates accounted for using the equity method and excluded 1 entity from associates accounted for using the equity method.
As a result, as of December 31, 2019, Takeda Group consisted of 360 entities comprised of 339 consolidated subsidiaries (including partnerships), 20 associates accounted for using the equity method, and Takeda Pharmaceutical Company Limited.

II. Operating and Financial Review
1. Risk Factors
For the nine-month period ended December 31, 2019, there were no unusual changes in our business performance, financial position, and cash flows, as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2019 which was filed in Japan.
2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to December 31, 2019):

	Billion JPY or percentage
	FY2018 Q3 YTD	FY2019 Q3 YTD*	Change versus the same period of the previous fiscal year
Revenue	1,380.0	2,519.5	1,139.5	82.6%
Cost of Sales	(369.9)	(841.6)	(471.7)	127.5%
Selling, General and Administrative expenses	(447.7)	(711.7)	(264.0)	59.0%
Research and Development expenses	(228.9)	(353.1)	(124.2)	54.3%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(79.4)	(329.1)	(249.8)	314.6%
Other Operating Income	61.7	29.8	(31.9)	(51.7)%
Other Operating Expenses	(31.4)	(151.3)	(119.8)	381.0%
Operating Profit	284.4	162.5	(121.9)	(42.9)%
Finance Income	9.4	32.5	23.1	244.6%
Finance Expenses	(41.5)	(124.0)	(82.4)	198.6%
Share of Loss of Investments Accounted for Using the Equity Method	(44.0)	(15.1)	28.9	(65.7)%
Profit Before Income Tax	208.4	56.0	(152.4)	(73.1)%
Income Tax Expenses	(44.0)	(13.3)	30.7	(69.8)%
Net Profit for the Period	164.4	42.7	(121.6)	(74.0)%
* Consolidated financial results for the nine-month period ended December 31, 2019 include impacts from retrospective adjustments recognized from finalizing the purchase price allocation for the Shire acquisition.
Revenue. Revenue for the nine-month period ended December 31, 2019 was 2,519.5 billion JPY, an increase of 1,139.5 billion JPY, or 82.6%, compared to the same period of the previous year. The inclusion of revenue from the products obtained through the acquisition of Shire (1,155.5 billion JPY) was the main driver of revenue growth.
Year-on-year change in revenue for this nine-month period in each of our main therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 533.2 billion JPY, a year-on-year increase of 140.3 billion JPY, or 35.7%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 263.5 billion JPY, a year-on-year increase of 62.5 billion JPY, or 31.1%. Market share growth in the U.S. and in Europe was driven by further penetration of bio-naïve segment in UC and CD, combined with increased overall market share. In Japan, sales increased primarily as a result of the newly approved CD indication. Sales of TAKECAB (for acid-related diseases) were 55.7 billion JPY, an increase of 11.3 billion JPY, or 25.4% versus the same period of the previous year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome), obtained through the acquisition of Shire, contributed 46.9 billion JPY to consolidated revenue.

•
Rare Diseases. Our Rare Disease products, obtained through the acquisition of Shire, contributed 485.5 billion JPY of revenue in the period. The biggest contributors in each therapeutic area were ELAPRASE in Rare Metabolic (for Hunter syndrome), ADVATE in Rare Hematology (for hemophilia A), and TAKHZYRO, a prophylaxis against Hereditary Angioedema, with sales of 52.4 billion JPY, 123.1 billion JPY, and 48.8 billion JPY, respectively.

•
PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 284.1 billion JPY compared to the same period of the prior year to 296.6 billion JPY, predominantly due to the addition of products obtained through the acquisition of Shire. Aggregate sales of immunoglobulin products were 225.4 billion JPY, and in particular, GAMMAGARD LIQUID (mainly for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized intravenous immunoglobulin brand that is the standard of care treatment for PID and MMN in the U.S. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 49.7 billion JPY and other PDT immunology products added 21.5 billion JPY of aggregate sales.

•
Oncology. In Oncology, revenue was 317.9 billion JPY, a year-on-year increase of 11.3 billion JPY, or 3.7%. Sales of NINLARO (for multiple myeloma) were 58.1 billion JPY, an increase of 11.6 billion JPY, or 25.0%, versus the same period of the previous year, reflecting strong growth in global sales particularly in the U.S. and China. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 7.4 billion JPY, or 23.2%, to 39.5 billion JPY, reflecting strong growth in sales particularly in Japan where it has obtained an additional indication as a frontline treatment option for CD30-positive Hodgkin lymphoma. Revenue attributable to ALUNBRIG (for non-small cell lung cancer) increased by 1.4 billion JPY, or 36.4%, to 5.1 billion JPY, as it continues to launch in European countries. Sales of VELCADE (for multiple myeloma) decreased by 9.5 billion JPY, or 9.5% compared to the same period of the previous year to 90.8 billion JPY, of which ex-US royalty income was 8.4 billion JPY, a significant year-on-year decrease of 9.9 billion JPY, or 54.1%.

•
Neuroscience. In Neuroscience, revenue was 330.5 billion JPY, a year-on-year increase of 256.8 billion JPY, or 348.4%. This increase was largely attributable to the neuroscience portfolio obtained through the acquisition of Shire, including VYVANSE (for attention deficit hyperactivity disorder (ADHD)) which added 206.8 billion JPY of sales. TRINTELLIX (for major depressive disorder (MDD)) sales were 54.3 billion JPY, an increase of 9.7 billion JPY, or 21.7%, versus the same period of the previous year driven by increase in new patients and improved persistence on therapy. Both brands were launched in Japan in this quarter period.

Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2018 Q3 YTD		FY2019 Q3 YTD
Japan	444.0	32.2%	467.4	18.6%
United States	495.3	35.9%	1,215.7	48.3%
Europe and Canada	244.9	17.7%	483.5	19.2%
Russia/CIS	44.3	3.2%	59.3	2.4%
Latin America	54.5	4.0%	111.7	4.4%
Asia (excluding Japan)	75.9	5.5%	127.3	5.1%
Other	21.1	1.5%	54.6	2.2%
Total	1,380.0	100.0%	2,519.5	100.0%
Cost of Sales. Cost of Sales increased 471.7 billion JPY, or 127.5%, to 841.6 billion JPY compared to the same period of the previous year. This was primarily caused by the inclusion of Cost of Sales related to the sale of products obtained in the acquisition of Shire and by 168.9 billion JPY in non-cash charges, mainly from the unwind of the fair value step up on acquired inventory. These effects were partially offset by a decrease in Cost of Sales for legacy Takeda products, primarily due to a more favorable product mix.
Selling, General and Administrative (SG&A) expenses. SG&A expenses increased 264.0 billion JPY, or 59.0%, to 711.7 billion JPY compared to the same period of the previous year, primarily due to expenses relating to the acquired operations of Shire. This increase was partially offset by the favorable impact of the Global Opex Initiative* and cost synergies from the integration of Shire.

*	Takeda's global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.

Research and Development (R&D) expenses. R&D expenses increased 124.2 billion JPY, or 54.3%, to 353.1 billion JPY, primarily resulting from costs for the R&D programs acquired from Shire.

Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 249.8 billion JPY, or 314.6%, to 329.1 billion JPY compared to the same period of the previous year. This increase is primarily attributable to 243.9 billion JPY amortization of intangible assets related to the assets obtained through the acquisition of Shire and includes an impairment charge of 15.6 billion JPY related to our decision to terminate the SHP616 AMR program following the interim readout in May 2019. The increase of impairment for the current period is partially offset by a 7.2 billion JPY impairment during the same period of the previous year related to the termination of an R&D collaboration with Mersana Therapeutics.
Other Operating Income. Other Operating Income decreased 31.9 billion JPY, or 51.7%, to 29.8 billion JPY compared to the same period of the previous year, primarily due to a decrease in recognition of deferred gain accelerated by impairment of intangible assets related to long-listed products business transferred to Teva Takeda Pharma Ltd.* The deferred gain recorded for the current period was 10.8 billion JPY, a decrease of 18.9 billion JPY compared to 29.7 billion JPY for the same period of the previous year. In addition, the decrease is also due to 18.4 billion JPY of gain on the sale of 100% of the shares held in Guangdon Techpool Bio-Pharma Co., LTD. recorded in the same period of the previous year, partially offset by a 2.2 billion JPY of gain on sale of the shares Takeda held in Axcelead Drug Discovery Partners, Inc. for the current period.
* Teva Takeda Pharma Ltd operates a business of long-listed products and generics.
Other Operating Expenses. Other Operating Expenses were 151.3 billion JPY, an increase of 119.8 billion JPY, or 381.0%, compared to the same period of the previous year, primarily due to an increase of 78.5 billion JPY in restructuring expenses resulting from the progress of the Shire integration program. The valuation reserve for pre-launch inventories also was negatively impacted by 22.1 billion JPY comprised of 16.8 billion JPY recorded for the nine-month period ended December 31, 2019 and 5.3 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the same period of the previous year.
Operating Profit. As a result of the above factors, Operating Profit decreased by 121.9 billion JPY, or 42.9% compared to the same period of the previous year to 162.5 billion JPY.
Net Finance Expenses.Net Finance Expenses were 91.4 billion JPY in the current period, an increase of 59.4 billion JPY compared to the same period of previous year, mainly due to an increase of 102.1 billion JPY interest expenses on bonds and loans as a result of the acquisition of Shire. This increase of interest expenses is partially offset by 16.1 billion JPY in financing fees related to the bridge loan associated with the acquisition of Shire recorded in the same period of the previous year and a 25.7 billion JPY gain recognized on the warrant to purchase stocks of a privately held company upon that company's initial public offering for the current period.

Shares of Loss of Associates Accounted for Using the Equity Method. Shares of Loss of Associates Accounted for Using the Equity Method was 15.1 billion JPY, a decrease of 28.9 billion JPY compared to the same period of the previous year, mainly due to a decrease of impairment charge recognized by Teva Takeda Pharma Ltd.

Income Tax Expenses. We recorded an income tax expense of 13.3 billion JPY in the current period, compared to income tax expense of 44.0 billion JPY for the same period of the previous year. This decrease was mainly due to the tax impact of lower pretax earnings in the current period primarily from amortization of purchase accounting fair value step-ups and a non-cash deferred tax benefit of 66.6 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) in the current period. These were partially offset by current period tax restructuring costs incurred in connection with the integration of the Shire entities principally consisting of a non-cash deferred tax charge of 52.6 billion JPY related to deferred tax liabilities on purchase accounting intangibles as a result of change in tax rates.
Net Profit for the Period. Net Profit for the Period decreased 121.6 billion JPY, or 74.0%, compared to the same period of the previous year to 42.7 billion JPY.

Underlying Results (April 1 to December 31, 2019)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit* represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.
* From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.
Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2019 Q3 YTD
Underlying Revenue Growth*	-1.2%
Underlying Core Operating Profit Margin	30.9%
Underlying Core EPS	359.37 JPY
* Growth versus FY2018 Q3 YTD pro-forma revenue (9-month April-December 2018 combined revenue of Legacy Takeda and Legacy Shire, where Shire revenue was converted to JPY at the rate of $1 = 111 JPY (average FX rate for FY2018) and converted from US GAAP to IFRS with no material difference, and excluding Legacy Shire's oncology business, which was sold in August 2018, prior to Takeda's acquisition of Shire.)

Underlying Revenue Growth was -1.2% compared to the same nine-month period of the previous year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 20.4%, which was fully offset by the negative impact on other products due to intensified competition and generic erosion.
*    Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

•
GI. In Gastroenterology, underlying revenue increased by 10.5% compared to the same period of the previous year. Growth of ENTYVIO (+35.4%) and TAKECAB (+25.4%) fully absorbed the declines of off-patented products such as pantoprazole (-13.3%), lansoprazole (-20.5%), and LIALDA (-48.1%), which all faced further generic erosion. GATTEX/REVESTIVE (+22.6%) further reinforced our leadership in GI, partly benefitting from a pediatric indication obtained in the U.S. in May 2019.

•
Rare Diseases. In Rare Diseases, underlying revenue decreased by 10.8% due to higher competitive pressure and the product recall of NATPARA in the US. Competitive pressure was strong in Rare Hematology (-14.0%), as our hemophilia A products were especially impacted by competition, with significant decreases in ADVATE (-17.4%) and FEIBA (-23.5%), and lower sales growth of ADYNOVATE (+4.4%), our extended half-life product. Declines in therapies for Hereditary Angioedema (-11.0%) reflect lower sales of FIRAZYR (-61.8%), due to generic introduction and stocking in the prior year, offset by growth in TAKHZYRO (+622.2%) in the U.S. and in Europe. Sales of CINRYZE (-41.1%) declined as certain patients transitioned to TAKHZRYO. In Rare Metabolic (-3.6%), parathyroid hormone, NATPARA (-35.5%) was recalled in the U.S. in September 2019 due to an issue related to the rubber septum of its cartridge.

•
PDT Immunology. Underlying revenue of PDT Immunology increased by 5.1% compared to the same period of the previous year. Immunoglobulin product revenue increased by 4.4% driven by the growth across IVIG (intravenous immunoglobulin) and SCIG (subcutaneous immunoglobulin), with both CUVITRU and HYQVIA marked double digit growth. Albumin product revenue increased by 9.8%.

•
Oncology. In Oncology, the year-over-year increase was 6.8%, led by NINLARO (+28.9%) and ADCETRIS (+34.5%). ALUNBRIG also marked a growth rate of 40.6%. The only major Oncology product that declined on an underlying basis was VELCADE (-7.9%) with a 53.3% decrease in ex-US royalty income due to generic entry in Europe in April 2019.

•
Neuroscience. In Neuroscience, underlying revenue increased by 4.6% due to the growth of VYVANSE (+7.4%) and TRINTELLIX (+23.9%), both of which are leading branded medications in the U.S. for ADHD and MDD, respectively. ADDERALL XR declined by 46.9% due to greater impacts from generic competition.

Underlying Revenue Growth* by Therapeutic Area
GI	+10.5%
Rare Diseases	-10.8%
Rare Metabolic	-3.6%
Rare Hematology	-14.0%
Hereditary Angioedema	-11.0%
PDT Immunology	+5.1%
Oncology	+6.8%
Neuroscience	+4.6%
Other	-11.9%
Total	-1.2%
* Growth versus FY2018 Q3 YTD pro-forma revenue (9-month April-December 2018 combined revenue of Legacy Takeda and Legacy Shire, where Shire revenue was converted to JPY at the rate of $1 = 111 JPY (average FX rate for FY2018) and converted from US GAAP to IFRS with no material difference, and excluding Legacy Shire’s oncology business, which was sold in August 2018, prior to Takeda's acquisition of Shire.)
Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd. ("Techpool"), and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. ("Multilab"), is excluded from the same period of the prior year consolidated revenue as both subsidiaries were divested in the fiscal year ended March 31, 2019.

•
Net sales from XIIDRA, the divestiture of which was completed in July 2019, and net sales from TACHOSIL are excluded from both the current period and the same period of the prior year as Takeda agreed in May 2019 to divest these products.

Underlying Core Operating Profit Margin for the current period was 30.9%, reflecting a favorable impact of the Global Opex Initiative and cost synergies from the integration of Shire.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 792.2 billion JPY.

Underlying Core EPS for the current period was 359.37 JPY.

(2) Consolidated Financial Position
The Consolidated Financial Position as of March 31, 2019 was retrospectively adjusted to reflect the finalized purchase price allocation related to the Shire acquisition.
Assets. Total Assets as of December 31, 2019 were 13,031.5 billion JPY, reflecting a decrease of 761.3 billion JPY compared to the previous fiscal year-end. Goodwill and Intangible assets decreased by 136.1 billion JPY and 442.8 billion JPY, respectively, mainly due to FX impact and amortization of intangible assets. In addition, Assets Held for Sale decreased by 327.7 billion JPY mainly from the completion of the XIIDRA divestiture. Cash and Cash Equivalents also decreased by 133.8 billion JPY primarily from paying dividends and redemption of bonds. These decreases were partially offset by an increase of 136.9 billion JPY in Property, Plant and Equipment mainly due to the newly adopted accounting standards for leases (IFRS 16)*.
* IFRS 16 requires the value of leases to be recorded on the balance sheet as non-current assets with a corresponding non-current liabilities, see below for discussion regarding the liability.

Liabilities. Total Liabilities as of December 31, 2019 were 8,155.3 billion JPY, reflecting a decrease of 451.5 billion JPY compared to the previous fiscal year-end mainly driven by a decrease in Bonds and Loans of 529.2 billion JPY to 5,221.8 billion JPY** due to FX impact, the redemption of bonds, and repayment of loans. We issued 500.0 billion JPY of Hybrid (subordinated) bonds in June 2019 while Loans decreased as a result of the repayment of 500.0 billion JPY Syndicated Loans. There were early redemptions totaling 1,404.5 million USD (150.2 billion JPY) of unsecured USD denominated senior notes in August 2019. Further, we redeemed 3,300.0 million USD (350.7 billion JPY) of unsecured USD denominated senior notes in September 2019. In addition to the decrease in Bonds and Loans, Liabilities Held for Sale decreased by 122.6 billion JPY primarily due to the completion of the XIIDRA divestiture. These decreases were partially offset by an increase of 168.2 billion JPY in Other Non-Current Financial Liabilities mainly due to the adoption of IFRS 16 as noted above.
** The carrying amount of Bonds was 3,238.8 billion JPY and Loans was 1,982.9 billion JPY as of December 31, 2019. Breakdown of Bonds and Loans carrying amount is as follows.

Bonds:

			Billion JPY
Name of Bond (Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar denominated senior notes (1,520 million USD)	June, 2015	June 2022~ June 2045	164.7
Unsecured US dollar denominated senior notes (8,800 million USD)	September, 2016	September 2021~ September 2026	908.4
Unsecured US dollar denominated senior notes (500 million USD)	July, 2017	January, 2022	54.2
Unsecured Euro denominated senior notes (7,500 million EUR)	November, 2018	November 2020~ November 2030	908.9
Unsecured US dollar denominated senior notes (4,500 million USD)	November, 2018	November 2021~ November 2028	486.1
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	496.6
Commercial Papers	November, 2019	January 2020~ February 2020	160.0
Total			3,238.8

Loans:

			Billion JPY
Name of Loans (Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount
Syndicated Loans	July, 2013	July, 2020	60.0
Syndicated Loans	April, 2016	April, 2023 ~ April, 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans	April, 2017	April, 2027	162.6
(1,500 million USD)
Syndicated Loans	January, 2019	January, 2024	433.2
(3,987 million USD)
Syndicated Loans	January, 2019	January, 2024	371.4
(3,047 million EUR)
Japan Bank for International Cooperation	January, 2019	December, 2025	401.8
(3,700 million USD)
Other			240.4
Total			1,982.9
In September 2019, Takeda reached an agreement on a commitment facility of 700.0 billion JPY with various Japanese and non-Japanese banks. The commitment facility is effective from October 2019 for five years at minimum. In connection with entering into this new commitment facility, Takeda's existing short-term commitment facility of 300.0 billion JPY expiring in March 2020 was canceled in September 2019. The purpose of the new commitment facility is for general business use.
In the quarter ended December 31, 2019, Takeda with the support of its banking partners amended various financial covenants on certain borrowings. The key amendment was related to certain loans maturing beyond July 2020, which contained the historic restrictive covenant that Takeda’s profit before tax must not be negative for two consecutive fiscal years. This covenant was deleted and was replaced by one where Takeda’s ratio of consolidated net debt to consolidated EBITDA, as defined in the loan agreements, for the previous twelve-month period should not surpass certain levels as of March 31 and September 30 of each year.
Equity. Total Equity as of December 31, 2019 was 4,876.2 billion JPY, a decrease of 309.8 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 217.0 billion JPY in Retained Earnings resulting from Dividends payment of 282.7 billion JPY, and a 110.6 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen.

Consolidated Cash Flow

	Billion JPY
	FY2018 Q3	FY2019 Q3
Net Cash from (used in) operating activities	211.0	484.3
Net Cash from (used in) investing activities	(1,614.0)	255.9
Net Cash from (used in) financing activities	1,412.0	(861.3)
Net increase (decrease) in cash and cash equivalents	8.9	(121.1)
Cash and cash equivalents at the beginning of the year	294.5	702.1
Effects of exchange rate changes on cash and cash equivalents	(6.0)	(13.4)
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	0.5	0.6
Cash and cash equivalents at the end of the period	297.9	568.3

Net cash from operating activities was 484.3 billion JPY for the current period compared to 211.0 billion JPY for the same period of the previous year. The increase of 273.3 billion JPY was driven by certain favorable non-cash adjustments such as an increase in depreciation and amortization of 321.6 billion JPY mainly attributable to intangible assets recorded upon the acquisition of Shire, a decrease in inventories of 108.1 billion JPY primarily attributable to the unwind of the fair value step up on acquired inventory recorded in relation to the acquisition of Shire, and an increase in provision of 43.0 billion JPY.
The increase in net cash from operating activities also includes other favorable adjustments such as an increase in net finance expenses of 59.4 billion JPY primarily due to the interest expenses in connection with the financing for the acquisition of Shire.
These increases were partially offset by a decrease in net profit for the period of 121.6 billion JPY and an increase of income taxes paid of 181.9 billion JPY mainly resulting from higher tax payments by the legacy Shire entities.
Net cash from investing activities was 255.9 billion JPY for the current period compared to net cash used in investing activities of 1,614.0 billion JPY for the same period of the previous year. This increase in net cash from investing activities of 1,869.9 billion JPY was mainly due to payments into restricted deposits of 1,581.4 billion JPY used for the acquisition of Shire in the same period of the previous year. In addition, proceeds from sales of business increased by 348.0 billion JPY reflecting the sale of XIIDRA of 375.5 billion JPY for the current period as well as a decrease in acquisition of business of 62.2 billion JPY primarily resulting from the acquisition of TiGenix of 66.7 billion JPY for the same period of the previous year. This increase was partially offset by a 71.8 billion JPY decrease in proceeds from withdrawal of restricted deposits mainly used for the acquisition of TiGenix.
Net cash used in financing activities was 861.3 billion JPY for the current period compared to net cash from financing activities of 1,412.0 billion JPY for the same period of the previous year. This decrease of 2,273.3 billion JPY was mainly the result of 1,581.4 billion JPY proceeds from the issuance of bonds and long-term loans related to the acquisition of Shire recorded for the same period of the previous year and 623.1 billion JPY repayment of bonds and long-term loans in the current period. There also was an increase of dividends paid by 138.5 billion JPY, and an increase of interest paid by 98.2 billion JPY mainly resulting from the financing for the acquisition of Shire.
For the current period, the proceeds from issuance of bonds and long-term loans were 496.2 billion JPY including the 500.0 billion JPY issuance of hybrid bonds, and net decrease in short-term loans was 324.7 billion JPY mainly due to repayment of 500.0 billion JPY for the short-term syndicated loans.

(3) Research & Development Activities and Results

Research and development expenses for the nine-month period ended December 31, 2019 were 353.1 billion JPY.
Our research and development (R&D) engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma, the largest component of our R&D investment, has produced exciting new molecular entities (NMEs) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core Therapeutic Areas. Over the past several years, and more recently bolstered by our acquisition of Shire, we have also harnessed the potential of cell and gene therapies by investing in novel mechanisms and capabilities and next-generation platforms internally and through partnerships.
Major progress on R&D events occurring within the nine-month period ending December 31, 2019 are listed as follows:

R&D pipeline
Oncology
In oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses in 3 key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, Myelodysplastic Syndromes, and other blood cancers; (2) further developing its portfolio in lung cancer; and (3) pursuing novel immuno-oncology targets and next-generation platforms with external partners as well as exploring innovative cell therapies.
NINLARO/Generic name: ixazomib

–
In April 2019, Takeda announced that it submitted an application for a partial change to its manufacturing and marketing approval to the Japanese Ministry of Health, Labour and Welfare (MHLW) for NINLARO regarding an additional indication as a maintenance therapy for multiple myeloma following autologous stem cell transplantation (ASCT).

–
In June 2019, Takeda announced that the Phase 3 TOURMALINE-AL1 clinical trial in patients with relapsed or refractory systemic light-chain (AL) amyloidosis did not meet the first of two primary endpoints. Treatment with NINLARO in combination with dexamethasone did not demonstrate a significant improvement in overall hematologic response compared to physician’s choice of standard of care regimens. As a result of this analysis, Takeda has decided to discontinue the trial. In December 2019, the encouraging secondary endpoint data of the TOURMALINE-AL1 trial was presented during an oral session at the 61st American Society of Hematology (ASH) annual meeting.

–
In November 2019, Takeda announced that the Phase 3 trial of NINLARO (ixazomib) as first line maintenance therapy met the primary endpoint in multiple myeloma patients not treated with stem cell transplantation. The results demonstrated statistically significant improvement in progression-free survival and the data will be submitted for presentation at an upcoming medical meeting.

ALUNBRIG/Generic name: brigatinib

–
In November 2019, Takeda announced updated data from the Phase 3 ALTA-1L trial, which evaluated ALUNBRIG versus crizotinib in adults with advanced anaplastic lymphoma kinase-positive (ALK+) non-small cell lung cancer (NSCLC) who had not received a prior ALK inhibitor. Results show after more than two years of follow-up, ALUNBRIG demonstrated a 57% (HR = 0.43, 95% CI: 0.31-0.61) reduction in risk of disease progression or death in all patients. ALUNBRIG also reduced the risk of disease progression or death by 76% (hazard ratio [HR] = 0.24, 95% CI: 0.12-0.45) as assessed by investigators in newly diagnosed patients whose disease had spread to the brain at time of enrollment. These data were presented during the Presidential Session at the 2019 European Society for Medical Oncology (ESMO) Asia Congress.

ADCETRIS/Generic name: brentuximab vedotin

–
In December 2019, Takeda announced additional analyses of results from the ECHELON-1 and ECHELON-2 frontline phase 3 trials of ADCETRIS. These analyses were presented at the 61st Annual Meeting of the American Society of Hematology (ASH).

–
In December 2019, Takeda announced that it obtained an additional indication and dosage and administration for ADCETRIS in Japan for the treatment of CD30-positive peripheral T cell lymphoma and additional dosage and administration for the treatment of relapsed or refractory CD30-positive Hodgkin lymphoma and peripheral T cell lymphoma in pediatric patients.
Generic name: cabozantinib

–
In April 2019, Takeda announced that it submitted an application to the Japanese MHLW for manufacturing and marketing approval for cabozantinib for the treatment of unresectable and metastatic renal cell carcinoma. The application is based on the results of an international phase-3 METEOR pivotal trial, an overseas phase-2 CABOSUN trial, and a Japanese phase-2 Cabozantinib-2001 trial that studied the efficacy and safety of cabozantinib on 35 Japanese patients suffering from advanced renal cell carcinoma, which had progressed after prior vascular endothelial growth factor receptor tyrosine kinase inhibitor (VEGFR-TKI) therapy.

–
In January 2020, Takeda announced that it filed an application for the manufacturing and marketing approval of cabozantinib for the treatment of unresectable hepatocellular carcinoma (HCC) that had progressed after prior systemic therapy. Cabozantinib has shown statistically significant improvement over placebo with a reassuring safety profile when used as second or later line therapy in patients with advanced HCC in the XL184-309 study, a global randomized placebo-controlled double-blind phase 3 clinical trial, and in the cabozantinib-2003 study, a Japan Phase 2 clinical trial on efficacy and safety in Japanese patients, which has led to this filing.

Generic name: niraparib

–
In November 2019, Takeda announced that it submitted to the Japanese MHLW an application for the manufacturing and marketing approval of niraparib for the treatment of ovarian cancer. This submission is based on positive results of the NOVA clinical trial, an overseas Phase 3 study; the QUADRA clinical trial, an overseas Phase 2 study; the Niraparib-2001 clinical trial, a Japanese Phase 2 study that assessed the safety of niraparib in Japanese patients with ovarian cancer; and the Niraparib-2002 study, a Japanese Phase 2 study that assessed the efficacy and safety of niraparib in Japanese ovarian cancer patients.

Development code: TAK-788

–
In June 2019, Takeda presented new data regarding TAK-788 during an oral session at the 2019 American Society of Clinical Oncology (ASCO) Annual Meeting. Results from a Phase 1/2 first-in-human, Copen-label, multicenter study showed TAK-788 yielded a median progression-free survival (PFS) of 7.3 months and a confirmed objective response rate (ORR) of 43% in patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) whose tumors harbor epidermal growth factor receptor (EGFR) exon 20 insertion mutations.

Development code: TAK-007

–
In November 2019, Takeda and The University of Texas MD Anderson Cancer Center announced a collaboration to accelerate the development of a clinical-stage, off-the-shelf CAR NK-Cell therapy for TAK-007. The ongoing Phase 1/2a study of CD19 CAR-NK is expected to enroll patients in a pivotal study in 2021. TAK-007 has potential to be the first CAR cell therapy approved for outpatient administration.

Gastroenterology
In gastroenterology (GI), Takeda focuses on delivering innovative, life-changing therapeutics for patients with GI and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO and ALOFISEL, expanding our position in specialty GI with GATTEX and progressing a pipeline built through partnerships exploring opportunities in motility disorders, celiac disease, liver disease and the microbiome.
ENTYVIO/Generic name: vedolizumab

–
In April 2019, Takeda announced that the European Medicines Agency (EMA) accepted a Marketing Authorization Line Extension Application for a subcutaneous (SC) formulation of vedolizumab for maintenance therapy in adults with moderately to severely active ulcerative colitis or Crohn’s disease. Takeda proposes to make vedolizumab SC available in both pre-filled syringe and pen options.

–
In May 2019, Takeda announced that the U.S. Food & Drug Administration (FDA) accepted for review a Biologics License Application (BLA) for an SC formulation of vedolizumab for maintenance therapy in adults with moderately to severely active ulcerative colitis. Takeda proposes to make vedolizumab SC available in both pre- filled syringe and pen options.

–
In May 2019, Takeda announced that it obtained approval from the Japanese MHLW for an additional indication for ENTYVIO for the treatment of adult patients with moderately to severely active Crohn’s disease.

–
In May 2019, Takeda announced new exploratory data from VARSITY, the first head-to-head ulcerative colitis biologic study, which demonstrated superiority of vedolizumab to adalimumab in clinical remission*1 at week 52. The data was presented at the 2019 Digestive Disease Week (DDW).

*1 Primary endpoint: Clinical remission is defined as a complete Mayo score of ≤2 points and no individual subscore >1 point.

–
In July 2019, Takeda announced top-line results from the VISIBLE 2 clinical trial evaluating the efficacy and safety of an investigational SC formulation of vedolizumab as maintenance therapy in adult patients with moderately to severely active Crohn's disease who achieved clinical response*1 at week 6 following two doses of open-label vedolizumab intravenous (IV) therapy at weeks 0 and 2. In evaluating the primary endpoint of the trial, a statistically significant proportion of patients receiving vedolizumab SC achieved clinical remission*2 at week 52 compared to placebo.

*1 Clinical response is defined as a ≥70 point decrease in Crohn's Disease Activity Index (CDAI) score from baseline (week 0).
*2 Clinical remission is defined as a Crohn's Disease Activity Index (CDAI) score ≤150 at week 52.

–
In August 2019, Takeda announced that it submitted a New Drug Application (NDA) to the Japanese MHLW for an SC formulation of vedolizumab, a gut-selective biologic for maintenance therapy in adults with moderately to severely active ulcerative colitis. Takeda proposes to make vedolizumab SC available in both pre-filled syringe and pen options.

–
In September 2019, Takeda announced further results from the VARSITY study, which demonstrated the superiority of vedolizumab to adalimumab in achieving the primary endpoint of clinical remission*1 at week 52 in patients with moderately to severely active ulcerative colitis. The results have been published in The New England Journal of Medicine.

*1 Primary endpoint: Clinical remission is defined as a complete Mayo score of ≤2 points and no individual subscore >1 point.

–
In October 2019, Takeda announced results from a retrospective chart review study (EVOLVE), which investigated the likelihood of serious adverse events and serious infections with vedolizumab and anti-tumor necrosis factor-alpha (anti-TNFα) therapies in biologic-naïve patients with moderately to severely active ulcerative colitis or Crohn’s disease in real-world clinical practice. These data were announced in an oral presentation at UEG Week 2019.

–
In December 2019, Takeda announced that it received a Complete Response Letter from the FDA in response to the submission of a BLA for the approval of an investigational subcutaneous formulation of Entyvio for maintenance therapy in adults with moderate to severe ulcerative colitis. In its letter, the FDA posed questions unrelated to the clinical data and conclusions from the pivotal trial supporting the BLA.

GATTEX/Generic name: teduglutide

–
In May 2019, Takeda announced that the FDA approved extending the indication of GATTEX for children 1 year of age and older with short bowel syndrome who need additional nutrition or fluids from intravenous feeding (parenteral support).

Rare Diseases
In rare diseases, Takeda focuses on (1) rare immunology (e.g., hereditary angioedema) including through recently launched TAKHZYRO to transform the treatment paradigm; (2) rare hematology with a broad portfolio across the industry; and (3) rare metabolic diseases, focused on treatments for Fabry disease, Hunter syndrome and Gaucher disease.
ADYNOVATE/Generic name: antihemophilic factor (recombinant), PEGylated

–
In July 2019, Takeda announced updated results from its phase IIIb/IV clinical trial for ADYNOVATE at the 27th Annual International Society on Thrombosis and Haemostasis Congress (ISTH). The PROPEL study is a prospective, randomized, multi-center study comparing the safety and efficacy of ADYNOVATE following PK- guided prophylaxis targeting two different factor eight (FVIII) trough activity levels in subjects with severe hemophilia A.

TAKHZYRO /Generic name: lanadelumab

–
In June 2019, Takeda announced new data from an ad-hoc analysis of the Phase 3 HELP Study, designed to evaluate the onset of action for TAKHZYRO during days 0-69 of treatment. The data was presented at the European Academy of Allergy and Clinical Immunology (EAACI). The analysis suggests that TAKHZYRO starts to prevent hereditary angioedema (HAE) attacks during this early treatment phase, with patients experiencing an 80.1% decrease in mean monthly attack rate compared to placebo.

–
In November 2019, Takeda announced new data that further investigates the long-term safety and efficacy of TAKHZYRO injection in patients with hereditary angioedema (HAE) 12 years of age and older studied in the ongoing Phase 3 HELP (Hereditary Angioedema Long-term Prophylaxis) Study Open-label Extension (OLE). The analyses, which was presented at the 2019 American College of Allergy, Asthma and Immunology (ACAAI) Annual Meeting, showed that TAKHZYRO continued to prevent HAE attacks at a rate similar to that observed in the pivotal HELP Study, in patients who received treatment for a mean duration of 19.7 (0-26.1) months. The analyses was published in the November 2019 issue of ACAAI’s journal Annals of Allergy, Asthma & Immunology.

Development code: BAX111/Generic name: Vonicog Alfarecombinant

–
In July 2019, Takeda announced that it filed an application with the Japanese MHLW for manufacturing and marketing approval of Vonicog Alfa (BAX111), a recombinant human von Willebrand Factor, in the treatment of von Willebrand's Disease.

Development code: TAK-620/Generic name: maribavir

–
In September 2019, Takeda announced that the New England Journal of Medicine published results of a Phase 2, randomized, 12-week, open-label study of TAK-620 (maribavir), an investigational, orally bioavailable antiviral compound being evaluated in patients with cytomegalovirus (CMV) infection after undergoing hematopoietic cell transplant or solid organ transplant. CMV is a beta herpes virus that, in patients with compromised immunity, including organ or stem cell transplant recipients, causes clinically challenging complications that can be fatal.

Neuroscience
In neuroscience, Takeda aims to bring innovative medicines to patients suffering from neurologic diseases for whom there are no treatments available. Takeda is building its pipeline in neurology (e.g., Alzheimer's disease, Parkinson's disease) and selected rare CNS diseases such as sleep disorders and Huntington's Disease through a combination of in-house expertise and collaboration with partners.
TRINTELLIX/Generic name: vortioxetine

–
In July 2019, Takeda presented the results of a domestic, phase 3 randomized, placebo-controlled, double-blind, parallel-group, controlled trial (NCT02389816) studying vortioxetine in the treatment of major depressive disorder at the 16th Annual Meeting of the Japanese Society of Mood Disorders. In this trial, adult patients in Japan with recurrent depression were randomly assigned to a vortioxetine (10mg or 20mg) or placebo group. The primary endpoint was change in total score from baseline (at the onset of double blinding) on the Montgomery-sberg Depression Rating Scale (MADRS) at week 8 of administration which was -2.66 and -3.07 in the 10mg and 20mg vortioxetine groups, respectively. These figures represented statistically significant decreases in the treatment groups (P=0.0080, 0.0023).

–	In September 2019, Takeda announced that the Japanese MHLW approved Trintellix for the treatment of depression and depressed state.
INTUNIV/Generic name: guanfacine hydrochloride

–
In June 2019, Takeda announced that that a partial change has been approved by the Japanese MHLW for the indications for Intuniv in the treatment of adult patients (aged 18 and over). The manufacturing and marketing rights in Japan for Intuniv are held by Shionogi & Co., Ltd. while Takeda and Shionogi jointly provide information on the drug.

Development code: TAK-925

–
In September 2019, Takeda announced results of a Phase 1 clinical proof of concept study of the novel investigational compound TAK-925, a selective orexin type-2 receptor (OX2R) agonist, in individuals with narcolepsy type 1 (NT1). The company also presented data on the effects of TAK-925 in healthy sleep-

deprived adults. These studies evaluated safety, tolerability, and pharmacokinetic and pharmacodynamic effects of TAK-925 during a single 9-hour intravenous administration. In both studies, TAK-925 was well tolerated at all doses tested. These studies were presented for the first time at the World Sleep 2019 Congress.

Plasma Derived Therapies
Takeda created a new global Business Unit to focus on Plasma-Derived Therapies (PDT) after its acquisition of Shire on January 8, 2019. PDT Business Unit will focus on meeting the growing demand for plasma-derived products, which are essential for effectively treating patients with a variety of rare, life-threatening, chronic and genetic diseases across the world.

Vaccines
In vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, zika, and norovirus. To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, the U.S., and Singapore and leading global institutions. Such partnerships have been essential towards building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.
Development code: TAK-003

–
In November 2019, Takeda announced that results from the primary endpoint analysis of the ongoing pivotal Phase 3 Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial of its dengue vaccine candidate (TAK-003) were published in the New England Journal of Medicine. Takeda’s dengue vaccine candidate demonstrated protection against virologically-confirmed dengue (VCD), the trial primary endpoint, in children ages four to 16 years. Vaccine efficacy (VE) was 80.2% (95% confidence interval [CI]: 73.3% to 85.3%; p<0.001) in the 12-month period after the second dose, which was administered three months after the first dose. Similar degrees of protection were seen in individuals who had and had not been previously infected with dengue based on planned exploratory analyses of secondary endpoints (VE: 82.2% [95% CI: 74.5% to 87.6%] vs. VE: 74.9% [95% CI: 57.0% to 85.4%], respectively).

–
In November 2019, Takeda announced that updated results from the ongoing pivotal Phase 3 Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial of its dengue vaccine candidate (TAK-003) were presented at the American Society of Tropical Medicine and Hygiene (ASTMH) 68th Annual Meeting. The data presented include an update on overall vaccine efficacy (VE) and a formal assessment of secondary efficacy endpoints by serotype, baseline serostatus and disease severity (18 months after the second dose, which was administered three months after the first dose). The TIDES trial met all secondary endpoints for which there were a sufficient number of cases. Overall vaccine efficacy and safety results from the second part of the study were generally consistent with the data reported in the primary endpoint analysis (overall VE was 73.3% [95% confidence interval (CI): 66.5% to 78.8%] in the 18-month analysis, and VE was 80.2% (95% CI: 73.3% to 85.3%; p<0.001) in the primary endpoint analysis [12 months after the second dose]).

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house research and development capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our research and development pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.

–
In July 2019, Takeda and The Center for iPS Cell Research and Application (CiRA) at Kyoto University announced that a novel induced pluripotent stem (iPS) cell-derived chimeric antigen receptor (CAR) T-cell therapy (iCART) has been transferred from their T-CiRA research collaboration to Takeda as the program begins process development toward clinical testing.

–
In October 2019, Takeda and COUR Pharmaceutical Development Company, Inc. (COUR) announced that Takeda has acquired an exclusive global license to develop and commercialize the investigational medicine CNP-101/TAK-101, an immune modifying nanoparticle containing gliadin proteins. Based on COUR’s antigen specific immune tolerance platform, TAK-101 is a potential first-in-class treatment targeting the aberrant immune response in celiac disease, a serious autoimmune disease where the ingestion of gluten leads to inflammation and damage in the small intestine. Results of a randomized, double-blind, placebo-controlled clinical trial to assess the markers of potential efficacy and safety of the investigational medicine in 34 adults with proven celiac disease was presented as a late-breaking abstract at UEG Week 2019. At inclusion, patients had well-controlled biopsy proven celiac disease. After inclusion, they underwent an oral gluten challenge. Based on the study, Takeda exercised its option to acquire the exclusive global license to TAK-101.

–
In November 2019, Takeda and The University of Texas MD Anderson Cancer Center announced an exclusive license agreement and research agreement to develop cord blood-derived chimeric antigen receptor-directed natural killer (CAR NK)-cell therapies, ‘armored’ with IL-15, for the treatment of B-cell malignancies and other cancers. Under the agreement, Takeda will receive access to MD Anderson’s CAR NK platform and the exclusive rights to develop and commercialize up to four programs, including a CD19-targeted CAR NK-cell therapy and a B-cell maturation antigen (BCMA)-targeted CAR NK-cell therapy. Takeda and MD Anderson will also conduct a research collaboration to further develop these CAR NK programs.

–
In December 2019, Takeda and Turnstone Biologics (Turnstone) announced a strategic collaboration to develop multiple products from Turnstone’s proprietary vaccinia virus platform targeting a broad range of cancer indications. The parties will advance Turnstone’s lead program, RIVAL-01, through a worldwide co-development and co-commercialization partnership and will also conduct collaborative discovery efforts to identify additional novel product candidates based on the vaccinia virus platform for future independent development.

3. Material Contracts
Changes in material contracts for the three-month period ended December 31, 2019 are as follows:

•	On October 18, 2019, we entered into Amendment No.2 to the Term Loan Credit Agreement (Note 1) to make certain changes thereto, including changes to financial covenants.

•	On December 25, 2019, we entered into Amendment No.2 to the JBIC Loan (Note 2) to make certain changes thereto, including changes to financial covenants.
For details of such changes to financial covenants, please refer to "2. Analysis on Business Performance, Financial Position and Cash Flows, (2) Consolidated Financial Position".
(Note1) This  agreement was entered into with, among others, JP Morgan Chase Bank, N.A., on June 8, 2018.
(Note2) This agreement was entered into, with the Japan Bank for International Cooperation, on December 3, 2018.

III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of December 31, 2019)	Number of shares outstanding as of the filling date (February 13, 2020)	Stock exchange on which the Company is listed	Description
Common stock	1,576,356,908	1,576,356,908	Tokyo, Nagoya (both listed on the first section), Fukuoka, Sapporo, New York	The number of shares per one unit of shares is 100 shares.
Total	1,576,356,908	1,576,356,908	—	—

(Note1)	The Company's American Depositary Shares (ADS) are listed on the New York Stock Exchange.

(Note2)
The number of shares outstanding as of the filing date does not include newly issued shares exercised by stock acquisition rights from February 1, 2020 to the filing date of Quarterly Securities Report (February 13, 2020).

(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.
(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.
(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousand of shares)	Balance of the total number of issued shares (Thousand of shares)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From October 1 to December 31, 2019	—	1,576,357	—	1,668,092	—	1,654,185

(Note)	There was no increase in the total number of issued shares, share capital or capital reserve due to the exercise of stock acquisition rights from January 1, 2020 to January 31, 2020.

(5) Major shareholders
No information required in the 3rd quarter.

(6) Information on voting rights
1) Total number of shares

	As of December 31, 2019
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	168,600	—	—
	(Crossholding stock) Common stock	287,000	—	—
Shares with full voting rights (Others)	Common stock	1,575,237,400	15,752,374	—
Shares less than one unit	Common stock	663,908	—	Shares less than one unit (100 shares)
Number of issued shares		1,576,356,908	—	—
Total number of voting rights		—	15,752,374	—

(Note1)	"Shares with full voting rights (Others)" includes 16,574,000 (voting rights: 165,740) and 1,783,500 (voting rights: 17,835) of the shares held by the ESOP and BIP trust, respectively.

(Note2)	"Shares less than one unit" includes 91 of the shares as the treasury stock, and 101 and 187 of the shares held by the ESOP and BIP trust, respectively.
2) Treasury stock and other

	As of December 31, 2019
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	168,600	—	168,600	0.01
(Crossholding stock)
Amato Pharmaceutical Products, Ltd.	5-3, Shinsenri Higashi-machi 1-chome, Toyonaka-city, Osaka	275,000	—	275,000	0.02
Watanabe Chemical, Co.,Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka	12,000	—	12,000	0.00
Total		455,600	—	455,600	0.03

(Note)
In addition to the above treasury stock and shares less than one unit of 91 shares, 16,574,101 of the shares held by the ESOP trust and 1,783,687 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated statements of financial position.

2. Members of the Board of Directors
No changes from the latest Annual Securities Report.

IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” based on the provision of Article 93 of Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Ordinance of the Ministry of Finance No. 64, 2007 in Japan).

1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Income

		JPY (millions, except per share data)
		Nine-month period ended December 31,		Three-month period ended December 31,
	Note	2018	2019	2018	2019
Revenue	4	1,380,013	2,519,486	499,402	859,317
Cost of sales		(369,855)	(841,583)	(138,514)	(279,575)
Selling, general and administrative expenses		(447,677)	(711,679)	(153,894)	(249,210)
Research and development expenses		(228,893)	(353,072)	(77,461)	(122,709)
Amortization and impairment losses on intangible assets associated with products		(79,390)	(329,148)	(31,102)	(103,925)
Other operating income	5	61,667	29,794	29,336	18,478
Other operating expenses	6	(31,445)	(151,254)	(15,303)	(68,865)
Operating profit		284,420	162,544	112,464	53,511
Finance income		9,437	32,517	5,401	34,197
Finance expenses		(41,518)	(123,955)	(22,275)	(43,737)
Share of loss of investments accounted for using the equity method	7	(43,960)	(15,098)	(47,991)	(19,129)
Profit before tax		208,379	56,008	47,599	24,842
Income tax expenses	8	(44,026)	(13,280)	(9,735)	(56,948)
Net profit (loss) for the period		164,353	42,728	37,864	(32,106)
Attributable to:
Owners of the Company		164,434	42,517	37,766	(32,221)
Non-controlling interests		(81)	211	98	115
Net profit (loss) for the period		164,353	42,728	37,864	(32,106)
Earnings per share (JPY)
Basic earnings (loss) per share	9	209.87	27.31	48.14	(20.68)
Diluted earnings (loss) per share	9	208.64	27.19	47.90	(20.68)
See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Other Comprehensive Income

	JPY (millions)
	Nine-month period ended December 31,		Three-month period ended December 31,
	2018	2019	2018	2019
Net profit (loss) for the period	164,353	42,728	37,864	(32,106)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	(6,478)	12,684	(19,486)	22,600
Re-measurement income (loss) on defined benefit plans	461	(2,283)	624	2,329
	(6,017)	10,401	(18,862)	24,929
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	3,203	(97,125)	(63,477)	84,857
Cash flow hedges	(15,666)	(86)	(17,370)	1,170
Hedging cost	(1,796)	41	(1,644)	108
Share of other comprehensive income (loss) of investments accounted for using the equity method	(107)	(40)	64	(43)
	(14,366)	(97,210)	(82,427)	86,092
Other comprehensive income (loss) for the period, net of tax	(20,383)	(86,809)	(101,289)	111,021
Total comprehensive income (loss) for the period	143,970	(44,081)	(63,425)	78,915
Attributable to:
Owners of the Company	144,224	(44,375)	(63,518)	78,738
Non-controlling interests	(254)	294	93	177
Total comprehensive income (loss) for the period	143,970	(44,081)	(63,425)	78,915
See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2019	As of December 31, 2019
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment		1,331,931	1,468,842
Goodwill		4,240,251	4,104,150
Intangible assets		4,751,169	4,308,394
Investments accounted for using the equity method		108,185	111,371
Other financial assets		191,737	283,161
Other non-current assets		87,472	87,242
Deferred tax assets		88,991	148,009
Total non-current assets		10,799,736	10,511,169
CURRENT ASSETS:
Inventories		919,670	801,341
Trade and other receivables		741,907	820,710
Other financial assets		23,276	20,144
Income tax receivables		7,212	31,418
Other current assets		109,666	116,890
Cash and cash equivalents		702,093	568,279
Assets held for sale	11	489,213	161,543
Total current assets		2,993,037	2,520,325
Total assets		13,792,773	13,031,494

LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES:
Bonds and loans	12	4,766,005	4,610,052
Other financial liabilities		240,215	408,413
Net defined benefit liabilities		156,513	159,768
Accrued income taxes		61,900	60,488
Provisions		33,762	34,555
Other non-current liabilities		73,882	60,936
Deferred tax liabilities		721,456	693,698
Total non-current liabilities		6,053,733	6,027,910
CURRENT LIABILITIES:
Bonds and loans	12	984,946	611,701
Trade and other payables		327,394	299,892
Other financial liabilities		47,200	63,885
Accrued income taxes		150,698	152,082
Provisions		388,722	434,663
Other current liabilities		439,055	472,682
Liabilities held for sale	11	215,034	92,460
Total current liabilities		2,553,049	2,127,365
Total liabilities		8,606,782	8,155,275

		JPY (millions)
	Note	As of March 31, 2019	As of December 31, 2019
EQUITY
Share capital	13	1,643,585	1,668,092
Share premium	13	1,650,232	1,673,727
Treasury shares		(57,142)	(87,478)
Retained earnings		1,595,431	1,378,447
Other components of equity		349,879	239,284
Equity attributable to owners of the Company		5,181,985	4,872,072
Non-controlling interests		4,006	4,147
Total equity		5,185,991	4,876,219
Total liabilities and equity		13,792,773	13,031,494

(Note) Takeda finalized the purchase price allocation for the assets acquired and the liabilities assumed related to business combinations during the nine-month period ended December 31, 2019. For this reason, the corresponding balances in Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019 were retrospectively adjusted. For details, please refer to "Notes to Condensed Interim Consolidated Financial Statements 15 Business Combinations".

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity
Nine-month period ended December 31, 2018 (From April 1 to December 31, 2018)

		JPY (millions)
	Note	Equity attributable to owners of the Company													Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity							Other comprehensive income related to assets held for sale	Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for-sale financial assets	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2018		77,914	90,740	(74,373)	1,557,307	272,597	—	73,037	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies					15,401		84,672	(73,037)	(1,378)			10,257		25,658	(10)	25,648
Adjusted opening balance		77,914	90,740	(74,373)	1,572,708	272,597	84,672	—	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057
Net profit for the period					164,434							—		164,434	(81)	164,353
Other comprehensive income (loss)						(1,478)	(6,526)		(15,666)	(1,796)	461	(25,005)	4,795	(20,210)	(173)	(20,383)
Comprehensive income (loss) for the period		—	—	—	164,434	(1,478)	(6,526)	—	(15,666)	(1,796)	461	(25,005)	4,795	144,224	(254)	143,970
Transaction with owners:
Issuance of new shares		28	28									—		56		56
Acquisition of treasury shares				(1,164)								—		(1,164)		(1,164)
Disposal of treasury shares			(0)	3								—		3		3
Dividends	13				(142,697)							—		(142,697)	(168)	(142,865)
Changes in ownership					(2,126)	230						230		(1,896)	(15,657)	(17,553)
Transfers from other components of equity					22,585		(22,124)				(461)	(22,585)		—		—
Share-based compensation			14,887									—		14,887		14,887
Exercise of share-based awards			(18,557)	18,397								—		(160)		(160)
Basis adjustment related to acquisitions									2,347			2,347		2,347		2,347
Total transactions with owners		28	(3,642)	17,236	(122,238)	230	(22,124)	—	2,347	—	(461)	(20,008)	—	(128,624)	(15,825)	(144,449)
As of December 31, 2018		77,942	87,098	(57,137)	1,614,904	271,349	56,022	—	(11,306)	(190)	—	315,875	—	2,038,682	3,896	2,042,578
See accompanying notes to condensed interim consolidated financial statements.

Nine-month period ended December 31, 2019 (From April 1 to December 31, 2019)

		JPY (millions)
	Note	Equity attributable to owners of the Company											Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2019		1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies	3				(512)						—	(512)		(512)
Adjusted opening balance		1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the period					42,517						—	42,517	211	42,728
Other comprehensive income (loss)						(97,248)	12,684	(86)	41	(2,283)	(86,892)	(86,892)	83	(86,809)
Comprehensive income (loss) for the period		—	—	—	42,517	(97,248)	12,684	(86)	41	(2,283)	(86,892)	(44,375)	294	(44,081)
Transaction with owners:
Issuance of new shares	13	24,507	24,507								—	49,014		49,014
Acquisition of treasury shares				(52,744)							—	(52,744)		(52,744)
Disposal of treasury shares			(0)	1							—	1		1
Dividends	13				(282,692)						—	(282,692)	(153)	(282,845)
Transfers from other components of equity					23,703		(25,986)			2,283	(23,703)	—		—
Share-based compensation			21,482								—	21,482		21,482
Exercise of share-based awards			(22,494)	22,407							—	(87)		(87)
Total transactions with owners		24,507	23,495	(30,336)	(258,989)	—	(25,986)	—	—	2,283	(23,703)	(265,026)	(153)	(265,179)
As of December 31, 2019		1,668,092	1,673,727	(87,478)	1,378,447	201,880	33,078	2,873	1,453	—	239,284	4,872,072	4,147	4,876,219
(Note) Takeda finalized the purchase price allocation for the assets acquired and the liabilities assumed related to business combinations during the nine-month period ended December 31, 2019. For this reason, the corresponding balances in Condensed Interim Consolidated Statements of Changes in Equity as of April 1, 2019 were retrospectively adjusted. For details, please refer to "Notes to Condensed Interim Consolidated Financial Statements 15 Business Combinations".
See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine-month period ended December 31,
	2018	2019
Cash flows from operating activities:
Net profit for the period	164,353	42,728
Depreciation and amortization	116,305	437,921
Impairment losses	7,988	34,970
Equity-settled share-based compensation	14,887	21,213
Loss (gain) on sales and disposal of property, plant and equipment	(5,492)	381
Gain on divestment of business and subsidiaries	(44,051)	(12,964)
Loss (gain) on liquidation of foreign operations	(51)	399
Change in fair value of contingent consideration liabilities	(1,230)	1,884
Finance income and expenses, net	32,081	91,438
Share of loss of investments accounted for using the equity method	43,960	15,098
Income tax expenses	44,026	13,280
Changes in assets and liabilities:
Increase in trade and other receivables	(102,292)	(68,919)
Decrease (increase) in inventories	(15,375)	92,741
Increase (decrease) in trade and other payables	24,145	(39,195)
Increase (decrease) in provisions	(2,977)	40,055
Other, net	(39,728)	16,478
Cash generated from operations	236,549	687,508
Income taxes paid	(28,374)	(210,267)
Tax refunds and interest on tax refunds received	2,821	7,074
Net cash from operating activities	210,996	484,315
Cash flows from investing activities:
Interest received	2,423	9,547
Dividends received	2,326	1,382
Acquisition of property, plant and equipment	(50,384)	(89,845)
Proceeds from sales of property, plant and equipment	6,077	257
Acquisition of intangible assets	(39,180)	(64,982)
Acquisition of investments	(12,058)	(7,327)
Proceeds from sales and redemption of investments	39,325	47,795
Acquisition of businesses, net of cash and cash equivalents acquired	(66,749)	(4,590)
Proceeds from sales of business, net of cash and cash equivalents divested	27,548	375,536
Payments into restricted deposits	(1,581,389)	—
Proceeds from withdrawal of restricted deposits	71,774	—
Other, net	(13,748)	(11,899)
Net cash from (used in) investing activities	(1,614,035)	255,874
Cash flows from financing activities:
Net decrease in short-term loans	(505)	(325,242)
Proceeds from issuance of bonds and long-term loans	1,581,389	496,190
Repayment of bonds and long-term loans	—	(623,149)
Purchase of treasury shares	(1,164)	(3,725)
Interest paid	(6,934)	(105,161)
Dividends paid	(135,766)	(274,258)
Acquisition of non-controlling interests	(2,392)	(1,700)
Repayment of lease liabilities (2018: Repayment of obligations under finance lease)	(1,599)	(21,099)
Facility fees paid for loan agreements	(19,507)	—
Other, net	(1,549)	(3,138)
Net cash from (used in) financing activities	1,411,973	(861,282)
Net increase (decrease) in cash and cash equivalents	8,934	(121,093)

Cash and cash equivalents at the beginning of the year	294,522	702,093
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale	451	629
Cash and cash equivalents at the beginning of the year	294,973	702,722

Effects of exchange rate changes on cash and cash equivalents	(6,034)	(13,350)
Cash and cash equivalents at the end of the period	297,873	568,279
See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements
1.    Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, "Takeda") is a global, values-based, research and development ("R&D") driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, manufacturing and marketing of pharmaceutical products. Takeda's principal pharmaceutical products include medicines in the following core business areas: gastroenterology ("GI"), rare diseases, plasma-derived therapies, oncology, and neuroscience.
Takeda has grown both organically and through acquisitions, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth, specifically the acquisition of Shire plc ("Shire") in January 2019 for 6,213,335 million JPY (Note 15). Shire was a leading global biotechnology company focused on serving people with rare diseases and other highly specialized conditions.
2.    Basis of Preparation
(1) Compliance
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB").
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2019.
(2) Functional Currency and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated.
(3) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the period ended December 31, 2019 were approved on February 13, 2020 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer Costa Saroukos.
(4) Use of Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2019, except for new significant judgments and uncertainty of the estimations related to the application of IFRS 16 ‘Leases’ (“IFRS 16”), which is described in Note 3 Significant Accounting Policies.

3.    Significant Accounting Policies
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2019 except for the policies required by IFRS 16 'Leases'.
Takeda calculated income tax expenses for the nine-month period ended December 31, 2019, based on the estimated average annual effective tax rate.
IFRS 16 'Leases' ("IFRS 16")
Takeda adopted IFRS 16 on April 1, 2019. The standard replaces IAS 17 'Leases' ("IAS 17") and IFRIC 4 'Determining whether an Arrangement contains a Lease' ("IFRIC 4") and introduces a single lease accounting model requiring a lessee to recognize lease liabilities and right-of-use (ROU) assets for almost all leases. Of the costs from operating leases previously included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses, the portion related to the financing element is classified and reported as finance expenses. In the statements of cash flow, the lease payments previously included within cash flows from operating activities are reported within cash flows from financing activities.
Takeda adopted IFRS 16 using the modified retrospective approach and the cumulative effect of adopting the standard was recognized on April 1, 2019. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of April 1, 2019. ROU assets were measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination related fair value adjustments.
The adoption of IFRS 16 resulted in the recognition of lease liabilities (included in "Other financial liabilities") of 217,325 million JPY and ROU assets (included in "Property, plant and equipment") of 199,256 million JPY, excluding the amount related to leases previously classified as finance leases under IAS 17 in the consolidated statements of financial position as of April 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 2.8%. In the condensed interim consolidated statements of cash flows, cash outflow of 24,151 million JPY for the nine-month period ended December 31, 2019 was presented in 'net cash from (used in) financing activities' instead of 'net cash from (used in) operating activities'. Other impact of applying IFRS 16 to the condensed interim consolidated financial statements was immaterial.
Takeda elected the following transition practical expedients, to leases previously classified as operating leases under IAS 17;

–	Applying the recognition exemption for lease contracts for which the term ends within 12 months at the date of initial application

–
Adjusting the ROU assets by the amount of onerous contract provision recognized under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' immediately before the date of initial application, as an alternative to an impairment review

Takeda has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before April 1, 2019, Takeda relied on its assessment made applying IAS 17 and IFRIC 4.
As a result of the adoption of IFRS 16, Takeda has updated and revised the related accounting policy for leases, effective April 1, 2019, as follows:
As Lessee
Takeda assesses whether a contract is or contains a lease at inception of a contract. As a lessee, Takeda recognizes a ROU asset and a corresponding lease liability for all contracts in which it is a lessee in the consolidated statements of financial position at the lease commencement date.
The ROU asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the lease commencement date and subsequently at cost less any accumulated depreciation and impairment losses. The ROU asset is subsequently depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the underlying asset. The ROU asset is subject to impairment assessment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Takeda's incremental borrowing rate.

Generally, Takeda uses its incremental borrowing rate as the discount rate. The lease term comprises a non-cancellable period of lease contracts and periods covered by an option to extend or terminate the lease if Takeda is reasonably certain to exercise that option. After initial recognition, the lease liability is measured at amortized cost using the effective interest method. If there is a change in future lease payments, such as from reassessment of whether an extension or termination option will be exercised, the lease liability is remeasured. A corresponding adjustment is made to the ROU asset or is recorded in the consolidated statements of income when the ROU asset has been fully depreciated.
Takeda has elected to apply recognition exemption for leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments for such leases are recognized as an expense on a straight-line basis over the lease term.
As a practical expedient, Takeda has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.
4.    Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter ("OTC") medicines and quasi-drug consumer products, and other healthcare products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda's Chief Operating Decision Maker.
Takeda’s revenue from contracts with customers is comprised of the following:

	JPY (millions)
	Nine-month period ended December 31,
	2018	2019
Sales of pharmaceutical products	1,333,418	2,453,324
Royalty and service income	46,595	66,162
Total	1,380,013	2,519,486

	JPY (millions)
	Three-month period ended December 31,
	2018	2019
Sales of pharmaceutical products	477,696	840,300
Royalty and service income	21,706	19,017
Total	499,402	859,317

The disaggregation of revenue from contracts with customers by geographic location is as follows. This disaggregation provides revenue attributable to countries or regions based on the customer location.

	JPY (millions)
	Nine-month period ended December 31,
	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2018	444,046	495,346	244,878	44,293	54,527	75,857	21,066	1,380,013
2019	467,402	1,215,665	483,532	59,265	111,748	127,272	54,602	2,519,486

Other includes the Middle East, Oceania and Africa.

	JPY (millions)
	Three-month period ended December 31,
	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2018	169,803	174,267	86,276	16,809	19,841	23,952	8,454	499,402
2019	167,958	409,805	161,716	22,381	35,945	43,413	18,099	859,317

Other includes the Middle East, Oceania and Africa.
5.    Other Operating Income
Other Operating Income for the nine-month period ended December 31, 2018 was 61,667 million JPY, including the realization of 29,686 million JPY related to the transfer of Takeda's long-listed products business to Teva Takeda Yakuhin Ltd., and the gain on the sale of shares of 18,381 million JPY which was due to the sale of 100% of the shares held in Guangdong Techpool Bio-Pharma Co., Ltd. to Shanghai Pharmaceutical Holding Co. Ltd. and SFund International Investment Fund Management Limited.
Other Operating Income for the nine-month period ended December 31, 2019 was 29,794 million JPY, including the realization of 10,808 million JPY related to the transfer of Takeda's long-listed products business to Teva Takeda Yakuhin Ltd., 8,232 million JPY insurance proceeds, and 2,156 million JPY of gain on sale of the shares of Axcelead Drug Discovery Partners, Inc..
6.    Other Operating Expenses
Other operating expenses was 31,445 million JPY and 151,254 million JPY for the nine-month period ended December 31, 2018 and 2019, respectively.
Restructuring expenses such as reductions in the workforce and consolidation of sites included in other operating expenses were 25,145 million JPY and 103,624 million JPY for the nine-month period ended December 31, 2018 and 2019, respectively. Restructuring expenses for the nine-month period ended December 31, 2018 mainly consisted of costs related to the proposed Shire acquisition and expenses for global operating expense reduction initiative as well as R&D transformation costs, while the expenses for the nine-month period ended December 31, 2019 mainly included Shire integration costs after the acquisition of Shire. In addition, Takeda recorded the reversal of pre-launch inventory write-offs (net of inventory write-offs) of 5,282 million JPY due to regulatory approval for the nine-month period ended December 31, 2018, and the pre-launch inventory write-offs of 16,822 million JPY for the nine-month period ended December 31, 2019.
7.    Share of Loss of Investments Accounted for Using the Equity Method
Share of loss of investments accounted for using the equity method for the nine-month period ended December 31, 2018 and 2019 included the impairment loss (equivalent to the shareholding ratio of the Companies) of 49,412 million JPY and 19,920 million JPY respectively recognized by Teva Takeda Pharma Ltd. (including its subsidiary, Teva Takeda Yakuhin Ltd.), which operates the long listed products business and the generics business, due to the changes in the business environment such as the Drug Pricing Reform.

8.    Income Tax Expenses
The effective tax rate for the nine-month period ended December 31, 2019 was 23.7% compared to 21.1% for the nine-month period ended December 31, 2018.
The main driver of the increase was tax restructuring costs incurred for the nine-month period ended December 31, 2019 in connection with the integration of the Shire entities principally consisting of a non-cash deferred tax charge related to deferred tax liabilities on purchase accounting intangibles as a result of change in tax rates. This increase was partially offset by a non-cash deferred tax benefit as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) for the nine-month period ended December 31, 2019.
9.    Earnings Per Share
The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Nine-month period ended December 31,
	2018	2019
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	164,434	42,517
Net profit used for calculation of earnings per share (million JPY)	164,434	42,517
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	783,486	1,557,038
Dilutive effect (thousands of shares)	4,622	6,861
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	788,108	1,563,899
Earnings per share
Basic earnings per share (JPY)	209.87	27.31
Diluted earnings per share (JPY)	208.64	27.19

	Three-month period ended September 30,
	2018	2019
Net profit for the period attributable to owners of the Company
Net profit (loss) for the period attributable to owners of the Company (million JPY)	37,766	(32,221)
Net profit (loss) used for calculation of earnings per share (million JPY)	37,766	(32,221)
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	784,477	1,557,746
Dilutive effect (thousands of shares)	3,987	—
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	788,464	1,557,746
Earnings per share
Basic earnings (loss) per share (JPY)	48.14	(20.68)
Diluted earnings (loss) per share (JPY)	47.90	(20.68)

10.    Collaborations and Licensing Arrangements

Takeda is party to certain collaborations, in-licensing agreements and out-licensing arrangements.
Collaborations and in-licensing arrangements
These agreements generally provide for commercialization rights to a product or products being developed by the counterparty, and, in exchange, often resulted in an up-front payment being paid upon execution of the agreement and resulting an obligation that may require Takeda to make future development, regulatory approval, or commercial milestone payments as well as sales-based royalty payments. In some of these arrangements, Takeda and the licensee are both actively involved in the development and commercialization of the licensed product, and have exposure to risks and rewards that are dependent on its commercial success.
The significant agreement in collaboration and licensing during the nine-month period ended December 31, 2019 is described below.

The University of Texas MD Anderson Cancer Center (“MD Anderson”)

In October 2019, Takeda entered into an exclusive license agreement and research agreement with MD Anderson to develop cord blood-derived chimeric antigen receptor-directed natural killer (CAR NK)-cell therapies, ‘armored’ with IL-15, for the treatment of B-cell malignancies and other cancers. Under the agreement, Takeda will receive access to MD Anderson’s CAR NK platform and the exclusive rights to develop and commercialize up to four programs, including a CD19-targeted CAR NK-cell therapy and a B-cell maturation antigen (BCMA)-targeted CAR NK-cell therapy. Takeda and MD Anderson will also conduct a research collaboration to further develop these CAR NK programs. Takeda is responsible for the development, manufacturing and commercialization of CAR NK products resulting under the agreement. MD Anderson received an upfront payment and is eligible to receive development and commercial milestones for each target as well as tiered royalties on net sales of any such CAR NK product.

11.    Disposal Groups Held for Sale
The disposal groups held for sales as of March 31, 2019, consisted mainly of disposal groups related to Takeda's consolidated subsidiary, Axcelead Drug Discovery Partners, Inc., and the XIIDRA (lifitegrast ophthalmic solution) which Takeda has announced the sale after the acquisition of Shire. Axcelead Drug Discovery Partners, Inc. and the XIIDRA were sold in April 2019 and July 2019, respectively. The impact from divestiture of XIIDRA on the consolidated statement of income was not significant.
In May 2019, Takeda entered in the sales agreement of TACHOSIL (Fibrin Sealant Patch) and classified 47,326 million JPY of assets such as intangible assets and 5,307 million JPY of deferred tax liabilities related to the product to the disposal groups held for sale as of December 31, 2019.
In addition, Takeda entered into an agreement to divest a portfolio of selected over-the-counter and prescription pharmaceutical assets sold in Near East, Middle East and Africa countries in October 2019 and in Russia, Georgia and countries within the Commonwealth of Independent States in November 2019. By these contracts, 84,367 million JPY of assets such as intangible assets and 7,420 million JPY of deferred tax liabilities related to the products were classified to the disposal groups held for sale as of December 31, 2019.

12.    Bonds and Loans
(1) Bonds
During the nine-month period ended December 31, 2019, the Company issued unsecured bonds as outlined below.
Unsecured Interest Deferrable and Early Redeemable Subordinated Bonds

i) Issue Amount	500 billion JPY
ii) Issue Price	100 yen per 100 yen of the principal amount of each Bond
iii) Coupon	Until and including October 6, 2024: 1.72% per annum After October 6, 2024: 6 months LIBOR + margin according to the remaining period (1.75%-2.75%)
iv) Maturity Date	June 6, 2079
v) Method of redemption	Redemption at maturity (Takeda has the options to buy back after issuance and early redemption at its discretion or in case where a Tax Event or an Equity Credit Change Event occurs.)
vi) Use of proceeds	Refinancing of the short term loan for the Shire acquisition
vii) Important special provision	Subordination clause

During the nine-month period ended December 31, 2019, Takeda redeemed the following bonds in advance of the maturity dates.

Instrument	Issuance	Redemption date	Principal Amount in contractual currency
Unsecured Senior Notes Assumed in Shire Acquisition	June, 2015	August 9, 2019	404 million USD
2018 USD Unsecured Senior Notes	November, 2018	August 29, 2019	1,000 million USD

(2) Loans
During the nine-month period ended December 31, 2019, Takeda amended various financial covenants on certain borrowings. The key amendment was related to certain loans maturing beyond July 2020, which contained the historic restrictive covenant that Takeda’s profit before tax must not be negative for two consecutive fiscal years. This covenant was deleted and was replaced by one where Takeda’s ratio of consolidated net debt to consolidated EBITDA, as defined in the loan agreements, for the previous twelve-month period should not surpass certain levels as of March 31 and September 30 of each year.

13.    Equity and Other Equity Items
(1) Issuance of shares
In June 2019, the Company issued 11,350 thousand shares through third-party allotment to the Master Trust Bank of Japan, Ltd., which is the trust account for Takeda’s ESOP subsidiary. The issuance of these shares resulted in an increase in share capital of 24,507 million JPY and share premium of 24,507 million JPY. The Master Trust Bank of Japan is a co-trustee of the ESOP. This issuance was approved by the resolution of our Board of Directors. These shares were reacquired by the Company from the ESOP trust for distribution of share based compensation awards. The reacquisition of the shares resulted in an increase in treasury shares of 49,009 million JPY.
(2) Dividends

Resolution	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
Nine-month period ended December 31, 2018
(April 1, 2018 to December 31, 2018)
Annual Shareholders Meeting (June 28, 2018)	71,507	90.00	March 31, 2018	June 29, 2018
Board of Directors (October 31, 2018)	71,509	90.00	September 30, 2018	December 3, 2018
Nine-month period ended December 31, 2019
(April 1, 2019 to December 31, 2019)
Annual Shareholders Meeting (June 27, 2019)	140,836	90.00	March 31, 2019	June 28, 2019
Board of Directors (October 31, 2019)	141,857	90.00	September 30, 2019	December 2, 2019

14.    Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss:
Derivatives	—	33,387	—	33,387
Investments in convertible notes	—	—	9,599	9,599
Investments in debt securities	—	—	1,029	1,029
Financial assets associated with contingent consideration arrangements	—	—	85,776	85,776
Derivatives for which hedge accounting is applied	—	1,423	—	1,423
Financial assets measured at fair value through other comprehensive income:
Equity instruments	97,062	—	50,490	147,552
Total	97,062	34,810	146,894	278,776

Liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives	—	4,308	—	4,308
Financial liabilities associated with contingent consideration arrangements	—	—	56,248	56,248
Other	—	—	7,773	7,773
Derivatives for which hedge accounting is applied	—	3,183	—	3,183
Total	—	7,491	64,021	71,512
(2) Valuation Techniques
The fair value of derivatives is measured based on quoted price or quotes obtained from financial institutions or the Black-Scholes model, whose significant inputs to the valuation model used are based on observable market data. In the nine-month period ended December 31, 2019, a 25,660 million JPY of valuation gain was recognized in finance income on the warrant to purchase stocks of a privately held company upon that company's initial public offering.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
Equity instruments and investments in debt securities are not held for trading. If equity instruments or investments in debt securities are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt securities are not quoted in an active market, the fair value is calculated utilizing a net asset-book value method or multiples of EBITDA approach based on available information as of each period-end-date and company comparable. The principle input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt securities classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 4.7 times to 13.5 times.
Financial assets and liabilities associated with contingent consideration arrangements are valued at fair value at timing of the divestiture or the acquisition date of business combination. When the contingent consideration meets the definition of a financial asset or liability, it is subsequently re-measured to fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The joint venture net written option, included in other Level 3 assets above is valued at fair value, and subsequently re-measured to fair value at each closing date. The determination of the fair value is based on the Monte Carlo Simulation model. The key assumptions include probability weighting, estimated earnings and assumed market participant discount rates that are taken into account for the fair value.
(3) Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the nine-month period ended December 31, 2019. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. The companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurements were transferred from Level 3 to Level 1 on the fair value hierarchy. There were no other transfers between levels of the fair value hierarchy in the nine-month period ended December 31, 2019.
(4) Level 3 fair values
1) Changes in the Fair Value of financial assets
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values. The disclosure related to the Level 3 financial liabilities, which are related to contingent considerations arising from business combinations, are included in (5) Financial liabilities associated with contingent consideration arrangements.

	JPY (millions)
	Nine-month period ended December 31, 2019
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	—	48,825
Recognition of financial assets associated with contingent consideration arrangements	83,245	—
Changes recognized as finance income	2,300	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	231	15,558
Purchases	—	6,808
Sales	—	(52)
Transfers to Level 1	—	(17,475)
Acquisition from conversion of convertible notes	—	273
Transfers from investments accounted for using the equity method	—	199
Transfers to investments accounted for using the equity method	—	(3,646)
As of the end of the period	85,776	50,490

2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial assets associated with contingent consideration arrangements from changes in major assumptions. For other Level 3 financial assets, there are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement.

		JPY (millions)
	Change in assumption	Impact
Probability of sales milestones being achieved for the financial assets associated with contingent consideration arrangements in relation to the divestiture of XIIDRA	Increase by 5%	869
	Decrease by 5%	(869)
Discount rate	Increase by 0.5%	(2,280)
	Decrease by 0.5%	2,280
(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or financial liabilities acquired based on the license agreements that is payable only upon future events such as the achievement of development milestones and sales milestones, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each closing date, the fair value of contingent consideration is re-measured based on risk-adjusted future cash flows discounted using appropriate discount rate.
The pre-existing contingent consideration assumed from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing. The fair value of the contingent consideration payable could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements is classified as Level 3 in the fair value hierarchy.
1) Changes in the Fair Value of financial liabilities associated with contingent consideration arrangements

JPY (millions)
Nine-month period ended December 31, 2019
As of the beginning of the period	67,294
Changes in the fair value during the period	5,499
Settled during the period	(15,790)
Foreign currency translation differences	(755)
As of the end of the period	56,248
Takeda finalized the purchase price allocation for the assets acquired and the liabilities assumed related to business combinations during the nine-month period ended December 31, 2019. For this reason, the Fair Value of financial liabilities associated with contingent consideration arrangements as of the beginning of the period was retrospectively adjusted (Note 15).

2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial liabilities associated with contingent consideration arrangements from changes in major assumptions:

		JPY (millions)
	Change in assumption	Impact
Probability of technical milestones being achieved for financial liabilities associated with Shire’s historical contingent consideration arrangements	Increase by 5%	3,396
	Decrease by 5%	(3,396)
Discount rate	Increase by 0.5%	(1,779)
	Decrease by 0.5%	1,779
(6) Financial instruments not recorded at fair value
The carrying amount and fair value of financial instruments that are not recorded at fair value in the condensed interim consolidated statements of financial position are as follows:

	JPY (millions)
	As of December 31, 2019
	Carrying amount	Fair value
Bonds	3,238,813	3,465,285
Long-term loans	1,965,216	1,961,304
Long-term debt is recognized at its amortized cost. The fair value of bonds is measured at quotes obtained from financial institutions whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans with consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.
The fair value disclosure of lease liabilities is not required for the current fiscal year.

15.    Business Combinations
There were no significant business combinations for the nine-month period ended December 31, 2019.
On January 8, 2019, Takeda completed the acquisition of 100% of the outstanding shares of Shire plc ("Shire") in a cash and equity transaction valued at 6,213,335 million JPY. Shire was a leading global biotechnology company focused on serving people with rare diseases.
The fair values of the assets acquired, and the liabilities assumed, which Takeda assessed as of March 31, 2019, were provisional and subject to change. Takeda has made adjustments as it obtained more information about facts and circumstances that existed as of the acquisition date during the nine-month period ended December 31, 2019. Accordingly, the purchase price allocation was finalized and the provisional fair values for certain assets acquired and the liabilities assumed were retrospectively adjusted as follows:
Fair value of assets acquired, liabilities assumed as of the acquisition date (January 8, 2019)

	JPY (millions)
	Provisional fair value assessed as of March 31, 2019	Adjustments	Fair value assessed as of December 31, 2019
Cash and cash equivalents	227,223	—	227,223
Trade and other receivables	326,154	—	326,154
Inventories	825,985	(74,153)	751,832
Property, plant and equipment	684,487	15,144	699,631
Intangible assets	3,899,298	(130,222)	3,769,076
Assets held for sale	463,526	11,070	474,596
Other assets	103,283	(6,952)	96,331
Trade and other payables	(61,382)	—	(61,382)
Provisions	(342,202)	5,629	(336,573)
Bonds and loans	(1,603,199)	—	(1,603,199)
Deferred tax liabilities	(809,667)	152,180	(657,487)
Liabilities held for sale	(196,294)	(15,369)	(211,663)
Other liabilities	(354,139)	(35,471)	(389,610)
Basis adjustments	(37,107)	—	(37,107)
Goodwill	3,087,369	78,144	3,165,513
Total	6,213,335	—	6,213,335

As a result of the finalized purchase price allocation, Takeda retrospectively adjusted the corresponding balances as of March 31, 2019 in the condensed interim consolidated statements of financial position. Regarding equity, the same adjustments were made to the corresponding balances as of April 1, 2019 in the condensed interim consolidated statements of changes in equity.
Impact of the retrospective adjustments on Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019

JPY (millions)
Assets		Liabilities and Equity
Non-current assets:		Non-current liabilities:
Property, plant and equipment	15,400	Other financial liabilities	4,429
Goodwill	78,848	Provisions	(1,602)
Intangible assets	(109,199)	Other non-current liabilities	(1,292)
Investments accounted for using the equity method	(6,473)	Deferred tax liabilities	(145,605)
Other financial assets	(504)	Current liabilities:
Current assets:		Other financial liabilities	(140)
Inventories	(67,074)	Income taxes payable	31,213
Assets held for sale	9,453	Provisions	(4,011)
		Other current liabilities	1,167
		Liabilities held for sale	13,889
		Equity:
		Retained earnings	26,066
		Other components of equity (Exchange differences on translation of foreign operations)	(3,663)
16.    Commitments and Contingent Liabilities
Litigation
Takeda is involved in various legal and administrative proceedings. There were no significant updates from the consolidated financial statements as of and for the year ended March 31, 2019 except for the matter below.
Intellectual property
ENTYVIO
F. Hoffmann-La Roche AG (Roche) filed patent infringement lawsuits against Takeda in Germany, Italy and Spain alleging that ENTYVIO infringes a Roche patent issued in those countries. Additionally, Takeda filed a lawsuit in the U.K. seeking nullification of Roche’s patent in the U.K. and Roche filed a counterclaim for infringement.
In December 2019, Takeda entered into a settlement and license agreement with Roche to resolve all ongoing patent proceedings and disputes between the companies relating to ENTYVIO, and Roche’s European Patent number 2007809 relating to glycosylated antibodies. Anticipated payment obligations under the settlement and license agreement are not expected to be material to Takeda.
MYDAYIS
On October 12, 2017, Shire was notified that Teva Pharmaceuticals USA, Inc. had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Teva Pharmaceuticals USA, Inc., Actavis Laboratories, Inc. and Teva Pharmaceutical Industries Limited (collectively the Teva entities). A Markman hearing took place on January 23, 2019. A trial was scheduled to begin on December 9, 2019. The parties settled the litigation in November 2019.
On March 8, 2018, Shire was notified that Impax Laboratories, Inc. (Impax) had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Impax. A Markman hearing took place on January 23, 2019. A trial was scheduled to begin on December 9, 2019. The parties settled the litigation in October 2019.
Petitions to institute inter partes reviews (IPRs) against U.S. Patent numbers 8,846,100 and 9,173,857 were filed by KVK Tech in

January 2018 and the petitions were granted in July 2018. Both of these patents are listed in the Orange Book as covering MYDAYIS. The validity of the claims was affirmed by the Patent Trial and Appeal Board on July 3, 2019. Although KVK Tech filed an appeal against this ruling to the Court of Appeals for the Federal Circuit, KVK Tech subsequently withdrew that appeal in September 2019.
The impact from these settlements on the condensed interim consolidated financial statements was not significant.
17.    Subsequent Events
There were no subsequent events to be disclosed as of February 13, 2020, the filing date of the Quarterly Securities Report for the nine-month period ended December 31, 2019.

2. Others

Regarding Interim Dividend

In accordance with the provision of Article 29 of the Articles of Incorporation of the Company, Takeda made the following resolution on an interim dividend for the 143th fiscal year (from April 1, 2019 to March 31, 2020) at the meeting of the Board of Directors held on October 31, 2019, and paid the interim dividend.

(a)	Total amount of interim dividends 141,857,091,090 JPY

(b)	Interim dividend per share 90.00 JPY

(c)	Effective date/ Payment start date December 2, 2019

B. Information on Guarantors of the Company
Not applicable.

APPENDIX
1 Reconciliation from Reported Revenue to Underlying Revenue
2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales
3 FY2019Q3YTD Reconciliation from Reported to Core/Underlying Core
4 FY2018Q3YTD Reconciliation from Reported to Core

1 Reconciliation from Reported Revenue to Underlying Revenue

	Q3YTD
(BN YEN)	FY2018*1	FY2019	vs. PY
Revenue	1,380.0	2,519.5	+1,139.5	+ 82.6%
Shire Revenue	1,291.5	—
Pro-forma Revenue	2,671.5	2,519.5	(152.1)	(5.7)%
FX effects*2				+3.3pp
Divestitures*3				+1.2pp
Techpool & Multilab				+0.3pp
XIIDRA & TACHOSIL				+1.0pp
Others				(0.1)pp
Underlying Revenue Growth				(1.2)%

*1 FY2018 Q3 YTD revenue is a pro-forma which adds Legacy Shire's 9 month (April - December 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 actual rate for the period.
*2 FX adjustment applies constant FY2018 actual full year average rate to both years (1USD=111 yen, 1EUR=129 yen).
*3 Major adjustments are the exclusion of FY2018 Q3 YTD revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd., and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda., both divested in FY2018, and FY2018 Q3 YTD and FY2019 Q3YTD revenue of XIIDRA which was divested in July 2019 and TACHOSIL as Takeda agreed in May 2019 to divest this product.

2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales

	FY2018 Q3 YTD		FY2019 Q3 YTD
(BN YEN)	Reported*1	FX	Reported	FX	Underlying Growth
GI	496.9	+1.4	533.2	(14.1)	+10.5%
Legacy Shire	104.0	+0.3	90.0	(2.2)	(11.0)%
LIALDA	36.6	+0.1	18.2	(0.7)	(48.1)%
GATTEX / REVESTIVE	39.2	+0.1	46.9	(1.0)	+22.6%

Rare Diseases	572.2	+1.4	485.5	(23.8)	(10.8)%
Rare Metabolic	148.4	+0.5	132.3	(10.2)	(3.6)%
NATPARA	20.5	+0.0	13.0	(0.2)	(35.5)%
Rare Hematology	314.8	+0.7	259.2	(10.8)	(14)%
ADVATE	156.5	+0.8	123.1	(5.5)	(17.4)%
ADYNOVATE	44.0	+0.1	44.8	(1.0)	+4.4%
FEIBA	54.4	(0.3)	39.6	(2.2)	(23.5)%
Hereditary Angioedema	109.0	+0.2	94.0	(2.8)	(11.0)%
FIRAZYR	62.9	+0.2	22.7	(1.2)	(61.8)%
TAKHZYRO	6.9	+0.0	48.8	(1.0)	+622.2%
CINRYZE	32.9	(0.1)	18.9	(0.5)	(41.1)%

PDT Immunology	290.9	+0.9	296.6	(8.3)	+5.1%
Legacy Shire	278.4	+0.9	283.5	(8.3)	+5.1%
Immunoglobulin	222.4	+0.9	225.4	(5.8)	+4.4%
Legacy Shire	213.3	+0.9	215.6	(5.8)	+4.3%
Albumin	47.1	(0.1)	49.7	(2.1)	+9.8%
Legacy Shire	45.9	(0.1)	48.5	(2.1)	+10.0%
Others	21.4	+0.1	21.5	(0.4)	+2.6%
Legacy Shire	19.3	+0.1	19.4	(0.4)	+2.8%

Neuroscience	323.4	+1.1	330.5	(6.7)	+4.6%
Legacy Shire	249.7	+1.0	248.1	(5.8)	+2.1%
VYVANSE	197.4	+0.7	206.8	(4.5)	+7.4%
ADDERALL XR	28.7	+0.1	15.0	(0.2)	(46.9)%

*1 Pro-forma based Legacy Shire's product sales and therapeutic area sales include Legacy Shire's products. FY2018 Q3YTD revenue is a pro-forma which adds Legacy Shire's 9 month (April - December 2018) revenue where it was converted to JPY at the rate of $1 = 111 JPY (average FX rate for FY2018) and converted from US GAAP to IFRS with no material difference, excluding Legacy Shire’s oncology business, which was sold in August 2018.

3 FY2019Q3YTD Reconciliation from Reported to Core/Underlying Core

FY2019Q3 YTD
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Swiss Tax Reform	Teva JV purchase accounting adjustments	Others		FX	Divesti tures
Revenue	2,519.5								2,519.5	75.2	(26.2)
Cost of sales	(841.6)				168.9				(672.7)	(23.2)	4.0
Gross Profit	1,677.9				168.9				1,846.8	54.0	(22.2)
SG&A expenses	(711.7)			1.6	3.3				(706.8)	(21.4)
R&D expenses	(353.1)			5.1	0.1				(347.9)	(5.7)
Amortization of intangible assets	(309.9)	66.1			243.9				—
Impairment losses on intangible assets	(19.2)	19.2							—
Other operating income	29.8		(19.0)				(10.8)		—
Other operating expenses	(151.3)		62.9	88.3					—
Operating profit	162.5	85.3	44.0	95.0	416.2		(10.8)		792.2	24.9	(22.2)
Margin	6.5%								31.4%			30.9%
Financial income/expenses	(91.4)			4.6	11.4			(24.3)	(99.7)	9.1
Equity income/loss	(15.1)						21.8		6.7	(0.0)
Profit before tax	56.0	85.3	44.0	99.6	427.7		10.9	(24.3)	699.2	27.3	(22.2)
Tax expenses	(13.3)	(20.4)	(2.6)	(18.5)	(66.2)	(66.6)	(3.3)	52.2	(138.8)	(11.7)	5.1
Non-controlling interests	(0.2)								(0.2)	(0.0)
Net profit	42.5	64.9	41.4	81.1	361.4	(66.6)	7.6	27.9	560.2	15.6	(17.0)
EPS (yen)	27								360	11	(11)	359
Number of shares (millions)	1,557								1,557			1,555

4 FY2018Q3YTD Reconciliation from Reported to Core

FY2018Q3 YTD
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Teva JV purchase accounting adjustments	Others
Revenue	1,380.0						1,380.0
Cost of sales	(369.9)						(369.9)
Gross Profit	1,010.2						1,010.2
SG&A expenses	(447.7)			11.0			(436.7)
R&D expenses	(228.9)						(228.9)
Amortization of intangible assets	(71.9)	71.9					—
Impairment losses on intangible assets	(7.5)	7.5					—
Other operating income	61.7		(32.0)		(29.7)		—
Other operating expenses	(31.4)		17.3	14.1			—
Operating profit	284.4	79.4	(14.6)	25.1	(29.7)		344.6
Margin	20.6%						25.0%
Financial income/expenses	(32.1)			18.1		1.7	(12.3)
Equity income/loss	(44.0)				52.1		8.1
Profit before tax	208.4	79.4	(14.6)	43.2	22.4	1.7	340.4
Tax expenses	(44.0)	(18.8)	0.8	(8.7)	(6.9)	—	(77.6)
Non-controlling interests	0.1						0.1
Net profit	164.4	60.6	(13.9)	34.5	15.6	1.6	262.9
EPS (yen)	210						336
Number of shares (millions)	783						783

The companies in which Takeda Pharmaceutical Company Limited (Takeda) directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see "Item 3. Key Information-D. Risk Factors" in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this report should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this report may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-4.

Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").

The acquisition of Shire closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to "Legacy Takeda" businesses are to our businesses held prior to our acquisition of Shire. References to "Legacy Shire" businesses are to those businesses acquired through the acquisition of Shire.

This report includes certain pro forma information giving effect to the acquisition of Shire as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the acquisition of Shire had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the acquisition of Shire and/or which happened subsequently to the acquisition of Shire, such as divestitures and the effects of the purchase price allocation for the acquisition of Shire, and therefore may not accurately reflect the effect on our financial condition and results of operations if the acquisition of Shire had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.